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07029000

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lupus Capital plc

*CURRENT ADDRESS 85 Buckingham Gate
London SW1E 6PD

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 1 2008
THOMSON
FINANCIAL

FILE NO. 82- 35175 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 4/17/08

082-35775

Lupus Capital plc
Annual Report and Accounts

Year Ended 31 December 2006

12-31-06
AR/S

LUPUS CAPITAL

Lupus Capital

Lupus Capital aims to build shareholder value through the acquisition of industrial assets with the potential for development and the application of proven management skills and systems in order to achieve greater profitability.

1 Highlights
2 Chairman's statement
5 Business review
6 Directors and advisers
7 Directors' report
9 Corporate governance
11 Directors' remuneration report
13 Report of the independent auditors to the members of Lupus Capital plc
14 Consolidated profit and loss account
15 Consolidated balance sheet
16 Company balance sheet
17 Consolidated cash flow statement
18 Consolidated statement of gains and losses
Consolidated statement of movement in shareholders' funds
19 Notes to the Group accounts
35 Form of proxy
37 Notice of Annual General Meeting

Our strategy

Our approach to sectors is very disciplined and with a clear focus. Target companies will be involved in industrial manufacturing, processing, services or distribution for industries, businesses or consumers. Our key requirements are asset based, positive cash flow, industrial activities with potential for development. In addition we will target fragmented industries, seek consolidations, as well as develop organic growth opportunities.

2006 highlights

- Achieved sales of £62.940 million (2005: £7.479 million)
- Pre tax profits £10.013 million (2005: £2.435 million)
- Dividends up by 21% to 0.497p
- Strong cash generation - net debt of £23.3 million
- £84 million acquisition and integration of Schlegel

Chairman's statement

We are very excited about the progress that we are making with Lupus. Our results are good, backed up by strong cash generation enabling us to continue our progressive dividend policy.

Dear Shareholder,
I am pleased to report a record set of financial results for the year ended 31 December 2006 together with the successful integration of Schlegel Building Products, which was acquired on 4 April 2006. Group profits, earnings and cash generation all surpassed previous highs.

Gall Thomson Environmental, which operates primarily in the oil and gas sector, has had its best ever year beating 2005 in sales, profits, cash generation and also return on capital employed.

The nine month contribution from the acquisition of Schlegel has been very positive. The management has responded well both to the change of ownership and new direction and has improved on key performance indicators over 2005.

Results for the year
It is very satisfying to be able to detail to you an outstanding year for your company. Sales, including the acquisition of Schlegel, were £62.940 million (2005: £7.479 million) and pre-tax profits increased to £10.013 million (2005: £2.435 million). Reported earnings per share jumped to 1.233p (2005: 0.593p). The figures for the period are not directly comparable as they include a major acquisition and have been prepared on the basis of the requirements of UK GAAP, as explained in the notes to the accounts.

Dividend
A growing dividend is also one of our objectives and we have been able yet again to achieve this with a series of dividends.

We are recommending a final dividend for 2006 of 0.334p (2005: 0.278p), which is an increase of over 20%. If approved at the AGM, which we will be holding on 16 May 2007, this final dividend will be paid on 23 May 2007 to Shareholders on the register at 9 March 2007.

This, together with the special interim dividend of 0.114p per Ordinary Share in respect of the quarter ending 31 March 2006 and the further interim dividend of 0.049p for the first half of 2006, will make a total dividend for the 2006 year of 0.497p - up 21% from the 0.410p paid in the 2005 year.

It is the intention of the Board to maintain a progressive dividend policy in the future.

...defined strategy, a sound balance sheet, good operating activities...

Business of Gall Thomson Environmental Limited
Gall Thomson is the world's leading supplier of marine breakaway couplings. Its subsidiary, KLAW is a supplier of industrial couplings including quick release couplings and breakaway couplings.

A Gall Thomson marine breakaway coupling is used in the oil and gas industry to enable a loading line to part safely and then to shut off the product supply in the event of a vessel moving off station during the loading or discharging of oil and gas products, whether at offshore moorings or jetty terminals. The purpose of the breakaway coupling is firstly to stop environmental pollution and secondly to prevent damage to pumping and transfer equipment. Gall Thomson also supplies the quick release Weln Lambie camlock coupling which is used in the hose and loading arm system for the transfer of oil and gas products.

The greater number of our couplings are designed and made to order for the major oil producers. Stock and working capital levels are thus easily visible. There is also an increasing demand for refurbishment of our products which have been in use for many years and exposed to the elements.

The excellence of the couplings and their technology together with the significant environmental and financial consequences of risking less established products gives Gall Thomson a considerable advantage and strong market share.

The principal activity of KLAW is that of the manufacture, assembly and distribution of industrial quick release couplings for activities such as refining, exploration and construction. They are also used in the transportation of product by road and rail.

Both Gall Thomson Environmental Ltd (GTE) and its subsidiary KLAW Products Ltd (KLAW) have performed well during the year.

GTE, who operate mainly in the offshore industry, has benefited from a strong oil price that had encouraged the major oil producers to commence new projects worldwide. In addition, the drive towards environmental improvements continues to have a positive effect. Approximately 90% of turnover was derived from exported sales spanning the world from Europe to Asia, America to the Middle East and Africa. Nearly all sales are made in pounds sterling so we have limited exposure to a fluctuating dollar.

In respect of KLAW, who operate in the oil, gas, refining and petrochemical markets, the underlining business has continued to develop. New products have been introduced, namely the cryogenic ERC (Emergency Release Coupling) for ship to ship transfer of LNG and the hazardous chemical units, both being received with much interest. In the case of the Cryogenics ERC, KLAW has already received significant orders from major oil companies.

Business of Schlegel Building Products
The £84 million acquisition of Schlegel, a leader in the manufacture and marketing of door and window seals, primarily for the worldwide housing market, was completed on 4 April 2006. Schlegel, which currently has over 625 employees and more than 5,000 customers, sells over 650 million metres of seals in a year. Core manufacturing competencies are continuously moulded urethane foam, narrow fabric textiles, and extruded plastics. As a leading producer of urethane foam (compression seals) and woven pile (sliding seals) for the window and door markets, seals are sold in more than 75 countries from seven manufacturing plants located around the world. In addition, Schlegel supply both manufactured and assembled door and window locking mechanisms to a number of their key seal customers.

Also manufactured are related products for the non-housing markets such as cleaning brushes, static control devices for copiers and printers, speciality automotive products as in sunroof seals and truck spray suppressants, tractor seat trim and sway bar brushes.

In 2006 Schlegel saw many exciting changes, which produced increased profitability over the previous year and which we hope to continue to build on. New customers have been won, productivity has improved, prices have been raised to compensate for raw material inputs, sales have been refocused into higher margin customers, financial controls have been tightened and resulting action from exhaustive analysis has yielded higher gross margins. The global market for housing, both new build and refurbishment, has been generally satisfactory with the long term worldwide trend being upwards. As an international business with activities across three continents we have a limited exposure to both dollar currency, and the current U.S. new build housing market difficulties where we have taken action to mitigate any effects.

The £84 million acquisition of Schlegel, a leader in the manufacture and marketing of door and window seals, primarily for the worldwide housing market, was completed on 4 April 2006.

On the corporate front
A comprehensive tax review is being undertaken with an expected outcome that our worldwide group cash tax rate will decline from an anticipated 38% band previously predicted to 36% in 2006 and a lower cash tax rate in future.

The acquisition of Schlegel has broadened the sphere of operations of Lupus Capital plc and management has reviewed the risk profile of the enlarged group.

We continue to seek the development of Lupus through both organic growth and selective acquisitions.

The excellent cash generation from both our businesses has enabled Lupus to reduce the net debt taken on to buy Schlegel (£35m) at a speed quicker than originally envisaged. At 31 December 2006 net debt stood at £23.3m. It has also provided funds to increase our dividend to shareholders for the 2006 year at a higher rate than forecast at the time of the Schlegel acquisition.

...very disciplined with a clear focus...

Strategy
Our strategy is to build shareholder value through the acquisition of industrial assets with the potential for development using a spectrum of funding instruments, where with the application of our management skills and systems we can achieve greater profitability. Once they have been improved, potential long-term growth configurations installed, and a critical mass built, we would expect to realise a gain through a variety of exit mechanisms.

Our strategy is very similar to that which we developed at Tomkins plc, with one key exception. Institutional investors in the public markets are not sympathetic to public conglomerate organisations; they have, however, even though with very diverse interests, favoured private

Chairman's statement

continued

equity structures. We intend to follow the private equity principle of timed investment exits when critical mass and creation of shareholder value have been achieved by demergers, IPO's or sales followed by cash returns to shareholders when appropriate.

The speed of our decision making and the management experience we possess together with the flexibility of being able to offer an on-going interest should give us a competitive edge over private equity competitors when negotiating transactions. In addition, we have proven management skills and systems, as well as the application of standard financial modelling.

Our approach to sectors will be very disciplined and with a clear focus. Target companies will be involved in industrial manufacturing, processing or services or distribution for industries, businesses or consumers. Retailing, financial services, property and media are outside our range of interest. Our key requirements are asset based, positive cash flow, industrial activities with potential for development. In addition we will target fragmented industries, seek consolidations, as well as develop organic growth opportunities.

We will choose to operate in stable markets where the technology is low-risk rather than markets exposed to quick innovation and sudden obsolescence. We prefer to sell high quantities of inexpensive items or fulfil a high volume of contracts as opposed to a small number of very significant cost constituents.

We expect to inject our management skills, operating systems, financial control mechanisms and strategy experience to improve profitability and financial efficiency.

Our industrial focus and business experience of acquiring, stabilising, controlling, investing in and developing businesses, together with a strong existing operation gives Lupus Capital plc exciting prospects.

Outlook

Gall Thomson is a reliable business and looks forward to maintaining its success. There are opportunities in most areas of the world due to an increase in global floating production systems, as well as the traditional Single Point Mooring business. The drive to exploration in deeper waters (greater than 1,000 metres), which require off loading techniques as opposed to pipeline infrastructure, provides a sound basis for the Gall Thomson business in the short and long term. KLAW continues to grow as a result of entering new markets with successfully developed innovative products.

Schlegel operates within the worldwide housing market, which is likely to continue to grow due to increased populations and more single housing requirements. In addition, environmental regulations for energy conservation, of which seals are an integral part, are becoming more and more critical to developed and developing countries. These factors should ensure a growing future.

We are very excited about the progress that we are making with Lupus. Our results are good, backed up by strong cash generation enabling us to continue our progressive dividend policy. The purchase of Schlegel, a leading building products manufacturer, was yet another step in creating a successful growing international business. We have a defined strategy, a sound balance sheet, good operating activities generating cash and an enthusiastic entrepreneurial management team ambitious to drive Lupus Capital plc forward. I am confident that your Board has the right platform to deliver further value for shareholders.

Record order books, comprising both marine and industrial breakaway couplings, at Gall Thomson and further opportunities for new products for KLAW together with a full contribution from the global activities of Schlegel, enable us to enter 2007 with optimism.

We look forward to another year of growth and development of Lupus Capital plc.



Greg Hutchings
Chairman
18 March 2007

Business review

The duties of all your directors include promoting the success of Lupus Capital plc and your non-executive directors provide general counsel and a different perspective on matters of concern. The purpose of this Business Review is to inform shareholders and to help them assess how the directors have performed their duty to promote the success of the company.

We have structured the Business Review to provide an overview of business performance and financial position, a description of the principal risks and how we are able to manage them, and to discuss a set of financial and non-financial Key Performance Indicators (KPIs) by which we measure and manage the business.

Business Performance and Financial Position
Group sales, including Schlegel, were £62.940m (2005: £7.479m) and pre-tax profits increased to £10.013m (2005: £2.435m). Reported earnings per share jumped to 1.233p (2005: 0.593p). The figures for the period are not directly comparable as they include the effect of a major acquisition during 2006.

Net debt at 31 December 2006 was £23.3m which is lower than forecast – we have generated more cash from operations than expected and have used this to reduce net debt ahead of schedule. Our liquidity is good and we are in a strong position to consider opportunities as they arise.

A growing dividend is one of our objectives. We are recommending a final dividend for 2006 of 0.334p (2004: 0.278p). This, together with the special interim dividend of 0.114p per Ordinary Share in respect of the quarter ending 31 March 2006 and the further interim dividend of 0.049 for the first half of 2006, will make a total dividend for the 2006 year of 0.497p up 21% from the 0.410p paid in the 2005 year.

Gall Thomson Environmental, which operates primarily in the oil and gas sector, has had its best year yet beating 2005 in sales, profits, cash generation and also return on capital employed. Sales increased to £9.314m (2005: £7.479m) and one significant new customer was won in the Middle East. Operating profit was £3.445m (2005: £3.056m).

The nine-month contribution from Schlegel has been positive. The management has responded well both to the change of ownership and to the new direction.

Key Performance Indicators

	2006	2005
Adjusted* profit before tax (£000)	**10,013**	3,176
Dividends declared (p)	**0.497**	0.410
Earnings per share (p)	**1.233**	0.593

*2005 adjusted for addback of goodwill amortisation

Principal Risks and Uncertainties
The decline in the US housing market has been reflected in Schlegel sales, however we have taken action at Schlegel in the US to mitigate this by adjusting staff numbers, terms of recruitment for new staff and shift patterns. We will continue to be alert to the need to manage our resources in a flexible way also to take advantage in any market upturn. Our marine coupling business is usually not affected by oil prices. However we think we are at risk to some extent from the current high levels, where if there is a fall, there could be a reduction in demand for our products. In 2006 we have seen strong oil prices encouraging oil field development and the purchase of our specialist valves. We recently saw some good orders from a new customer in the Middle East. We have recruited additional staff to take advantage of the strong oil & gas sector.

As we grow rapidly, risks associated with foreign exchange, interest rates and raw material prices all increase. It is recognised by the board that appropriate levels of human and systems resources are required to help counteract any increase in risk. We have plans to formalise risk management in these and other areas – see KPIs below.

Group sales, including Schlegel, were £62.940m (2005: £7.479m) and pre-tax profits increased to £10.013m (2005: £2.435m).

Key Performance Indicators
Having acquired Schlegel in April 2006 it is important that we adjust our KPIs and upgrade our internal systems to enable us to monitor performance and control the businesses.

In just over 12 months Lupus has changed from a small profitable engineering business with 33 staff to an international company with annualised sales of approximately £80m and over 650 staff. We are therefore reassessing our KPIs, which will evolve as our business develops. Our KPIs will be part of an ongoing process of updating our business priorities, our performance and risk measures and also our personal objectives.

Relying only on historical financial performance can hide the real issues in any business. Our KPIs will be both financial and non-financial. There are a number of non-financial KPIs, which are important to the directors in developing the business.

- We have undertaken productivity benchmarking at different sites – this has resulted in an improvement in output per hour and scrap rates.
- We aim to formalise our approach to assessing risk in all functional areas (eg operations, finance, people, and information technology) and will assess the likelihood and possible business impact of these risks. Responsibilities will be assigned to each key area and we will be formalising how appropriate risk management information will be collected and reported.
- Relocating staff into one office has improved the morale at KLAW. Achievement of this non-financial KPI was important. The new product development team has had successes with a new cryogenic product and its reputation in the chemical sector is building.

Directors and advisers

Executives

Greg Hutchings

Executive Chairman

Greg Hutchings (aged 60) became a director and Executive Chairman immediately following the Extraordinary General Meeting on 16 February 2004, in accordance with the proposals set out in the circular to shareholders dated 21 January 2004.

Mr Hutchings joined Tomkins plc in 1983 and held the post of Chief Executive or Chairman from January 1984 until he stepped down in October 2000. Over the sixteen year period to 30 April 2000 Tomkins plc annual profit before tax and exceptional items rose from £1.6 million to £473.6 million with uninterrupted growth, year on year, in earnings per share. Compound growth in earnings per share over this period was around 26 per cent per annum and compound growth of dividends per share was over 24 per cent per annum. In the year to 30 April 2000 Tomkins plc earnings per share and dividends increased by 15 per cent.

Denis Mulhall

Executive Director

Denis Mulhall (aged 55) was appointed a director on 23 February 2004. From 1988 to 1993 Mr Mulhall worked alongside Mr Hutchings at Tomkins plc. He left Tomkins plc to join Berisford plc, firstly as Chief Financial Officer and then Chief Operating Officer, seeing the transformation of the company from a shell to a market capitalisation of £700 million. Recently he was Chief Financial Officer at Oxford GlycoSciences Plc.

Non-executives

Frederic Hoad

Non-executive Director

Frederic Hoad (aged 67) is currently a non-executive director of a number of private companies and Aviva plc subsidiaries. Before his retirement in 1996, he spent 28 years at Commercial Union, where, amongst a number of senior positions, he was head of Corporate Finance, head of Overseas Division Finance and head of Private Equity Investment.

Michael Jackson

Non-executive Director

Michael Jackson (aged 57) has a degree in Law from Cambridge University and is an FCA. He was chairman of Sage Group plc until 2006, having been a director since 1983. He is a director of a number of companies, including Elderstreet Investments, Planit Holdings, Computer Software Group, Netstore and MediaSurface and is the non-executive chairman of Party Gaming plc.

Roland Tate

Non-executive Director

Roland Tate (aged 50) is a director of Tiger Corporate Finance, based in Newcastle. After a period working in the oil and gas sector, he spent eight years as an executive and director at three private equity investment organisations and was appointed a non-executive director of several venture capital backed businesses. In 1997 he became a corporate financier, working first at PricewaterhouseCoopers, then KPMG and subsequently RMT, as a Corporate Finance Director, gaining considerable experience in mergers and acquisitions. He is a Fellow of the Securities and Investments Institute.

Secretary
Cavendish Administration Limited

Company number
2806007

Registered office
Crusader House
145-157 St John Street
London, EC1V 4RU

Auditors
Grant Thornton UK LLP
Grant Thornton House
Melton Street
London, NW1 2EP

Registrar
Capita IRG Plc
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TU

Nominated adviser and broker
HSBC Bank plc
8 Canada Square
London, E14 5HQ

Website
www.lupuscapital.co.uk

Directors' report

The directors present their annual report and the Group accounts for the year ended 31 December 2006.

Review of the business

Principal activities

The Company is a holding company. The principal activities of its main operating subsidiaries are the manufacture, supply and distribution of building products and of goods and services to the oil and gas industries. The Company's strategy is to build shareholder value through the acquisition of businesses with potential for development and the application of proven management skills and systems.

Future developments

The statement by the Chairman set out on pages 2 to 4 contains details of the progress of the Group during the year together with an indication of future developments.

Results and dividends

The Group profit for the year after taxation amounted to £6,408,000 (2005: £1,410,000). The directors are recommending the payment of a final dividend of 0.334p per share (2005 0.278p per share) absorbing £2,059,000 (2005: £661,000). This recommended dividend is not reflected in the financial statements. If approved by shareholders, the final dividend will be paid on 23 May 2007 to shareholders on the register at 9 March 2007. The aggregate ordinary dividend for the year amounts to 0.497p per share (2005: 0.410p per share).

The Board

The directors listed on page 6 have held office during the last financial year and in the subsequent period to the date of this report; all held office throughout the period, with the exception of Mr Jackson, who was appointed by the Board on 17 November 2006.

Except for their shareholdings, the non-executive directors are entirely independent. There were no contracts subsisting during or at the end of the year in which a director was or is materially interested. The Company maintains a policy of insurance against directors' and officers' liabilities.

A description of the Board's method of operation, its work during the year and that of its committees, is given in the report on Corporate Governance on pages 9 to 10.

Re-election of directors

Mr Hutchings and Mr Mulhall retire by rotation and, being eligible, will seek re-election.

Mr Jackson, having been appointed by the directors since the last general meeting, is subject to re-election by shareholders and, being eligible, will seek re-election.

Directors' interests

The directors' interests in the share capital, beneficially held, of the Company were as follows:

	31 December 2006 Ordinary shares	31 December 2005 Ordinary Shares
Greg Hutchings	**26,766,666**	23,750,000
Denis Mulhall	**4,750,000**	2,800,000
Frederic Hoad	**533,333**	325,000
Michael Jackson	**858,730**	—
Roland Tate	**596,417**	160,348

In addition, Mr Hutchings has non-beneficial interests in 2,800,000 shares.

The trustees of the Lupus Employee Share Ownership Trust ("the Esot") hold 63,385,676 shares under the employee incentive arrangements described in the circular dated 21 January 2004 and approved by shareholders on 16 February 2004. Of these, 47,539,257 were allotted on 26 March 2004 and have been allocated for the benefit of the family of Greg Hutchings, Executive Chairman of the Company. The remaining 15,846,419 were purchased and allotted on 4 April 2006.

Other matters

Auditors

In accordance with section 385 of the Companies Act 1985, an ordinary resolution to re-appoint Grant Thornton UK LLP as auditors will be proposed at the Annual General Meeting; this is item six in the Notice of Meeting.

Directors report

continued

Substantial shareholders

In addition to the holdings of certain of the directors and of the lesot described above, at the latest practicable date before publication of this report the Company had been notified of, or had identified, the following direct or indirect interests comprising 3% or more of its issued share capital:

	Ordinary shares	%
Cazenove Equity Income	41,621,234	6.7
Schroder Asset Management	35,714,285	5.8
F & C Asset Management	35,633,433	5.8
Unicorn Asset Management	35,623,433	5.8
Framlington Group	31,225,990	5.1
Invesco Asset Management	27,030,269	4.4
Polar Capital	23,571,428	3.8
Equity Partnership Investment Company	22,800,000	3.7
Artemis UK Smaller Companies Fund	20,000,000	3.2

Creditors payment policy

Group operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. It is Group policy that payments to suppliers are made in accordance with all relevant terms and conditions. Creditor days for the Group have been calculated at 34 days.

Safety, health and the environment

The Board recognises that the highest standards in safety, health and environmental issues are an essential part of sound business practice. The Board is committed to improving the impact on the environment from any of its operations and to incorporating the principles of sustainable development.

Going concern

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and accordingly they have adopted the going concern basis in preparing the accounts.

By order of the Board

Cavendish Administration Limited
Company Secretary
18 March 2007

Corporate governance

The directors acknowledge the importance of the Principles set out in the Combined Code, as issued in revised form in 2003 by the Financial Reporting Council, and have put in place a framework for corporate governance which it believes is appropriate for the Company.

The Company, being quoted on AIM, is not required to comply with the provisions of the Combined Code, but has chosen to make the following voluntary disclosures:

The Board

Board composition

The Board comprises two executive and three non-executive directors. Mr Hutchings was appointed Executive Chairman on 16 February 2004 and Mr Mulhall has served as an executive director since 23 February 2004. Mr Hoad and Mr Tate have served as non-executive directors since November 2002. Mr Jackson joined the Board as a non-executive director on 17 November 2006. Mr Hoad is the senior non-executive director.

Both Mr Hutchings and Mr Mulhall are engaged full-time on the Company's business and have no outside interests that conflict with their responsibilities to the Company. Mr Hutchings is a governor of the Museum of London. Mr Mulhall is non-executive chairman of RingProp plc. All non-executive directors are independent.

How the Board operates

The Board meets regularly and is responsible for strategy, performance and the framework of internal controls. The Board has a formal schedule of matters specifically reserved to it for decision. Responsibility for the day-to-day operational management of Gall Thomson Environmental Limited and the Schlegel companies is delegated to the directors of those companies. To enable the Board to discharge its duties, all directors receive appropriate and timely information. The Company Secretary distributes briefing papers to all directors in advance of Board meetings. All directors have access to the advice and services of the corporate Company Secretary, which is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. The appointment and removal of the Company Secretary is a matter for the Board as a whole. In addition, procedures are in place to enable the directors to obtain independent professional advice in the furtherance of their duties, if necessary, at the Company's expense.

Board meetings

During the year ended 31 December 2006, there were five meetings of the Board. Participation in the meetings was as follows: Mr Hoad, four meetings; Mr Tate, four meetings; Mr Hutchings, five meetings; Mr Mulhall, five meetings; Mr Jackson, who joined the board in November, attended one meeting.

Re-election of directors

All directors are subject to re-election by the shareholders at Annual General Meetings at a maximum interval of three years. The Articles of Association provide that directors appointed by the Board will be subject to re-election at the first AGM thereafter.

Remuneration

A report on directors' remuneration is included on pages 11 to 12.

Board Commitees

The Board has formed an Audit and Corporate Governance Committee, a Remuneration Committee and a Nominations Committee, each comprised of all independent, non-executive directors. The existence of the committees ensures that time is allocated on a formal basis to consider relevant issues.

Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee meets at least twice a year and considers the appointment and fees of the external auditors and discusses the scope of the audit and its findings. The Committee is also responsible for monitoring compliance with accounting and legal requirements and for reviewing the annual and interim financial statements. This committee is chaired by Mr Hoad.

During the year ended 31 December 2006 the Committee held four meetings. Mr Hutchings, Mr Mulhall, Mr Hoad and Mr Tate each attended all four meetings; Mr Jackson attended the one meeting that took place after his appointment.

The Audit Committee also reviews any non-audit services provided by the auditors. Such services have been, and are, limited to the provision of transaction support services, tax compliance work and tax advice. The Committee considers that such services can be provided most efficiently and economically by the same firm as that conducting the audit. The Committee is satisfied that the provision of such services does not in any way prejudice the objectivity and independence of the auditor.

Remuneration Committee

The Remuneration Committee considers and approves the remuneration and benefits (if any) of the directors. The Committee also determines the remuneration of the directors of the Schlegel companies, of Gall Thomson and of the service providers contracted to perform executive functions for the Group.

The membership and work of the Committee during the year ended 31 December 2006 is described in detail in the Directors' Remuneration Report on pages 11 to 12.

Corporate governance

continued

Nominations Committee
The Nominations Committee identifies and nominates candidates for the office of director of the Company. It meets as and when required and is chaired by Mr Tate. The Committee met once during the year ended 31 December 2006, with all four directors then in office present.

Internal control
The directors acknowledge that they are responsible for the Group's system of internal controls and for reviewing the effectiveness of those controls. The Board, including the executive directors, reviews the internal control framework on an ongoing basis.

Procedures have been developed to safeguard assets against unauthorised use or disposition and to maintain proper accounting records to provide reliable financial information both for internal use and for publication. In accordance with the guidance of the Turnbull Committee on internal control, the procedures are regularly reviewed in the light of an ongoing process to identify, evaluate and manage the significant risks faced by the Company. The process has been in place for the full year under review and up to the date of the approval of the annual report and financial statements. The procedures are designed to manage rather than eliminate risk and can only provide reasonable and not absolute assurance against material misstatement or loss.

Relations with Shareholders
Communications with shareholders are given high priority and there is a regular dialogue with institutional shareholders.

The Board uses the Annual General Meeting to communicate with private and institutional investors and welcomes their participation. Details of resolutions to be proposed at the Annual General Meeting on 16 May 2007 can be found in the Notice of the Meeting on page 37.

The Company has set up a website www.lupuscapital.co.uk which shareholders, investors and other interested parties may access. The website permits users to download copies of published financial reports, press releases and Stock Exchange announcements.

Directors' responsibilities for the financial statements
The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

In so far as the directors are aware:

- there is no relevant audit information of which the company's auditors are unaware; and
- the directors have taken all steps that they ought to have taken to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' remuneration report

The Company, being quoted on AIM, is not required to comply with the Directors Remuneration Report Regulations 2002 or the disclosure provisions of Schedule 7A of the Companies Act 1985 and the UKLA Listing Rules, but has chosen to make the following voluntary disclosures:

Remuneration Committee and advisers

As explained on page 9, the Remuneration Committee of the Board comprises all independent non-executive directors of the Company. It is chaired by Mr Hoad and is responsible for determining and reviewing the terms of appointment and the remuneration of the directors of the Company.

During the year ended 31 December 2006, the Committee met three times. Mr Hoad and Mr Tate each attended all three meetings; Mr Jackson attended one meeting. Mr Hutchings was present as an observer at three meetings and Mr Mulhall present as an observer at two meetings.

The Remuneration Committee may utilise independent advice when it considers it appropriate. No such advice was taken during the year ended 31 December 2006.

Remuneration policy

The Company's policy is to pay remuneration to directors at a level consistent with their responsibilities and with the scope of the Group.

The Remuneration Committee reviewed the remuneration of both the executive and non-executive directors during the year ended 31 December 2006. It concluded that the very considerable expansion of the Group's size and activities brought about by the acquisition of Schlegel made it appropriate to increase the levels of remuneration. The decision was taken to increase the salaries of Mr Hutchings and Mr Mulhall to £250,000 per year and £195,000 per year respectively from 1 May 2006, following the completion of the acquisition in April 2006. In addition, bonuses were awarded of £150,000 to Mr Hutchings and £90,000 to Mr Mulhall upon completion of the acquisition.

The fees of Mr Hoad and Mr Tate were each increased to £21,000 per year from 1 September 2006. Mr Jackson joined the Board on 17 November 2006 and is entitled to fees of £25,000 per year.

Service Agreements

Under the terms of their service agreements Mr Hutchings and Mr Mulhall are entitled, in addition to their annual salaries, to membership of a private medical expenses arrangement and permanent health insurance cover. They are entitled to participate from time to time in any bonus arrangements the Board may establish. These agreements are terminable on not less than 12 months' notice by either party.

The non-executive directors have letters of appointment, which provide a notice period of one month. All directors are subject to re-election by shareholders at a maximum interval of three years.

Remuneration

The remuneration payable in respect of the year ended 31 December 2006 was as follows:

	Salary/Fees £	Bonus £	Benefits £	**Total 2006 £**	Total 2005 £
Greg Hutchings	216,666	150,000	1,865	**368,531**	150,837
Denis Mulhal	155,000	90,000	1,987	**246,987**	75,523
Frederic Hoad	18,750	—	—	**18,750**	18,000
Roland Tate	18,750	—	—	**18,750**	18,000
Michael Jackson	3,263	—	—	**3,263**	—
Konrad Legg	—	—	—	**—**	917
Total	412,429	240,000	3,852	**656,281**	263,277

The fees of Mr Hoad were payable to Hoad & Co (Consultants) Limited, those of Mr Tate were paid to RMT up to 21 January 2005 and thereafter to Tiger Corporate Finance Limited and those of Mr Jackson to Michael Jackson Associates.

Directors' remuneration report

continued

Payment of remuneration in shares

Mr Jackson and Mr Tate agreed on 17 November 2006 to take payment of their fees in shares of the Company. The relevant letters of agreement stated that their entitlement to fees for the periods of 12 months commencing on 17 November 2006 and 1 November 2006 respectively, being £25,000 and £21,000 respectively, would be satisfied by the issue to them of new ordinary shares in the company; the issue of such shares satisfied in full the obligation to make payment of the fees due for the period ending 16 November 2007 and 30 October 2007 respectively; subject to the relevant articles of association of the Company, their service as directors could only be terminated on 12 months' notice from either side and they agreed to hold the shares issued for at least 12 months.

Pursuant to these agreements, 158,730 new ordinary shares were issued to Mr Jackson and 133,333 to Mr Tate on 17 November 2006, by reference to the closing mid-market price of the shares on 16 November 2006.

Long term share incentive schemes and bonuses

An incentive scheme and an employee benefit trust were put into place during 2004, in order to provide incentives for the executive directors and employees to achieve value for shareholders. The details of these were described in the circular to shareholders dated 21 January 2004 and subsequently approved with amendment at Shareholders' General Meeting.

The service agreements of the executive directors include provision for possible cash bonus scheme arrangements. Any such schemes will be performance-related and the level of performance bonus will be determined by the remuneration committee in accordance with generally accepted practice. To date, no such arrangements have been established.

Pensions

During 2006 there were no defined benefit pension entitlements and no pension payments were made in respect of the directors.

By order of the Board

Cavendish Administration Limited
Company Secretary
18 March 2007

Report of the independent auditors to the members of Lupus Capital plc

We have audited the financial statements of Lupus Capital plc for the year ended 31 December 2006, which comprise the consolidated profit and loss account, the balance sheets, consolidated cash flow statement, statement of recognised gains and losses and the related notes 1 to 27. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, whether they are properly prepared in accordance with the Companies Act 1985 and whether the information given in the Directors' Report is consistent with the financial statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report, and consider whether it is consistent with the audited financial statements. This other information comprises only the Directors' Report, the Chairman's Statement and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion
In our opinion:
- the financial statements give a true and fair view of the Group's and Company's affairs at 31 December 2006 and of the profit of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements for the year ended 31 December 2006.

Grant Thornton UK LLP
Chartered Accountants

Registered Auditor
London
18 March 2007

Consolidated profit and loss account

For the year ended 31 December

		Note	2006 £'000	2005 £'000 Restated
Turnover	- continuing	3	**9,314**	7,479
	- acquisitions		**53,626**	—
			62,940	7,479
Cost of sales			**(22,434)**	(2,213)
Gross profit			**40,506**	5,266
Administrative expenses				
- excluding goodwill amortisation		3	**(28,960)**	(2,180)
- goodwill amortisation		3	**—**	(741)
Total administrative expenses			**(28,960)**	(2,921)
Operating profit	- continuing	3	**3,445**	2,345
	- acquisitions		**8,101**	—
			11,546	2,345
Interest receivable and similar income		5	**501**	316
Interest payable and similar charges		6	**(2,034)**	(226)
Profit on ordinary activities before taxation			**10,013**	2,435
Taxation		7	**(3,605)**	(1,025)
Profit on ordinary activities for the year			**6,408**	1,410
Earnings per share	- basic and diluted	10	**1.233p**	0.593p

Consolidated balance sheet

As at 31 December

	Note	2006 £'000	2005 £'000 Restated
Fixed assets			
Intangible assets	11	**72,832**	9,940
Tangible assets	13	**13,123**	443
		85,955	10,383
Current assets			
Stocks and work-in-progress	15	**7,396**	331
Debtors	16	**15,210**	2,965
Deferred tax	16	**6,067**	—
Cash at bank and in hand		**9,738**	2,654
		38,411	5,950
Creditors: amounts falling due within one year	17	**(20,237)**	(1,915)
Net current assets		**18,174**	4,035
Total assets less current liabilities		**104,129**	14,418
Creditors: amounts falling due after more than one year	18	**(28,995)**	(21)
Provisions for liabilities	21	**(1,868)**	—
Pension scheme liability	22	**(3,290)**	—
Net assets		**69,976**	14,397
Capital and reserves			
Called up share capital	23	**3,083**	1,188
Share premium account	24	**45**	—
Merger reserve	24	**10,389**	10,389
Profit and loss account	24	**56,459**	2,820
Equity shareholders' funds		**69,976**	14,397

Company balance sheet

As at 31 December

	Note	2006 £'000	2005 £'000
Fixed assets			
Investments	14	**74,100**	25,100
		74,100	25,100
Current assets			
Debtors	16	**1,601**	5
Cash at bank and in hand		**5,270**	5,059
		6,871	5,064
Creditors: amounts falling due within one year	17	**(4,035)**	(3,718)
Net current assets		**2,836**	1,346
Total assets less current liabilities		**76,936**	26,446
Creditors: amounts falling due after more than one year	18	**(7,876)**	(7,876)
Net assets		**69,060**	18,570
Capital and reserves			
Called up share capital	23	**3,083**	1,188
Share premium account	24	**45**	—
Merger reserve	24	**8,920**	8,920
Profit and loss account	24	**57,012**	8,462
Equity shareholders' funds		**69,060**	18,570

The financial statements were approved by the Board on 18 March 2007.

Greg Hutchings
Chairman

Denis Mulhall
Director

Consolidated cash flow statement

For the year ended 31 December

	Note	2006 £'000	2005 £'000
Cash inflow from operating activities		**16,926**	2,764
Interest received		**501**	316
Interest paid		**(2,034)**	(226)
Cash (outflow)/inflow from the servicing of finance		**(1,533)**	90
Tax paid		**(2,050)**	(306)
Investing activities			
Acquisition, net of cash acquired		**(47,408)**	
Schlegel debt repaid upon acquisition		**(40,281)**	
Property, plant and equipment		**(964)**	(105)
Net cash outflow from investing activities		**(88,653)**	(105)
Equity dividends paid		**(1,234)**	(941)
Net cash (outflow)/inflow before financing		**(76,544)**	1,002
Financing			
Issue of shares, net of costs		**51,653**	—
Capital element of finance leases		**(112)**	3
Bank loan, net of costs		**34,734**	—
Repayment of long term loans		**(2,500)**	—
Net cash from financing activities		**83,775**	3
Increase in cash	25	**7,231**	1,005
Cash flows from operating activities			
Operating profit		**11,546**	2,345
Depreciation		**1,669**	58
Amortisation of goodwill		**—**	741
Movement in inventories		**1,698**	(80)
Movement in receivables		**1,394**	(642)
Movement in payables		**619**	342
		16,926	2,764

Consolidated statement of recognised gains and losses

For the year ended 31 December

	2006 £'000	2005 £'000 Restated
Profit for the financial year	**6,408**	1,410
Translation difference	**(1,651)**	—
Actuarial gain	**622**	—
Deferred tax	**(219)**	—
Total recognised gains for the year	**5,160**	1,410

Consolidated statement of movement in shareholders' funds

For the year ended 31 December

	2006 £'000	2005 £'000
Total recognised gains for the year	**5,160**	1,410
Dividends paid on ordinary shares	**(1,234)**	(941)
	3,926	469
Shares issued net of costs	**51,653**	—
Opening shareholders' funds	**14,397**	13,928
Closing shareholders' funds	**69,976**	14,397

Notes to the Group accounts

1. Accounting policies

1.1 Going concern basis

The financial statements have been prepared on the going concern basis.

1.2 Accounting convention

The financial statements have been prepared in accordance with applicable UK accounting standards (UK GAAP) under the historical cost convention.

The consolidated financial statements delivered to shareholders for the year ended 31 December 2005 were prepared in accordance with International Financial Reporting Standards (IFRS). UK GAAP differs in some respects from IFRS. The relevant difference is as follows:

Under IFRS, the requirement to amortise goodwill was replaced by an impairment review of the value of the Company's investments. The directors conducted an impairment review and concluded that the value at which Gall Thomson Environmental Limited (Gall Thomson) was stated in the Company's balance sheet at 1 January 2004 and the value at which KLAW Products Limited was stated in the balance sheet of Gall Thomson at 1 January 2004 were not greater than the realisable values of those investments. Therefore the carrying value of goodwill under IFRS was the value as at 1 January 2004 and no further provision was made against that value.

Under UK GAAP, the Board considered the useful economic life of goodwill and concluded that the goodwill has an indefinite useful life and resolved that amortisation should be discontinued under UK GAAP with effect from 1 January 2006.

The accounting policies set out below are not significantly changed from those used under IFRS in the prior year, except as identified below.

1.3 Basis of consolidation

The Group financial statements consolidate those of the Company and its subsidiary undertakings (see note 14) drawn up to 31 December each year, using the acquisition method of accounting. The results of subsidiary undertakings are included from the date of acquisition to the date of their disposal.

1.4 Goodwill

Goodwill arising from an acquisition of a subsidiary undertaking is the difference between the fair value of the consideration paid and fair value of the identifiable assets and liabilities acquired. It is capitalised and carried at unamortised cost and subject to an annual impairment review.

1.5 Investments

Investments in subsidiaries are stated at cost less any provision for any permanent diminution in value.

1.6 Turnover

Turnover represents the value of work completed, and amounts receivable for goods and services provided to customers during the year net of VAT and other sales related taxes. Turnover is recognised on customer acceptance of goods.

1.7 Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided on all assets except freehold land at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its expected useful life, at the following annual rates:

Freehold buildings	2%
Leasehold improvements	25%
Fixtures, fittings and equipment	15% to 25%
Plant and machinery	7.5% to 35%
Motor vehicles	20% to 25%

The carrying values of tangible fixed assets are reviewed for impairment periodically if events or changes in circumstances indicate that the carrying value may not be recoverable.

1.8 Leasing

Where the group enters into a lease that transfers substantially all the risks and rewards of ownership of an asset to the lessee, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset at the present value of the minimum lease payments and is depreciated over the shorter of the lease term and the asset's useful economic life. Future instalments under such leases, net of finance charges, are included in creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account at a constant rate of charge on the balance of capital repayments outstanding, and the capital element, which reduces the outstanding obligation.

Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Notes to the Group accounts

1.9 Stocks and work-in-progress

Stocks and work-in-progress are valued at the lower of cost and net realisable value. Cost is determined on a purchase cost basis. Work-in-progress includes materials and labour costs and an appropriate proportion of overheads incurred on uncompleted contracts at the year end.

1.10 Pensions

Defined contribution pension scheme

The Group operates defined contribution pension schemes within Gall Thomson Environmental Limited and Schlegel Building Products and contributions are charged to the profit and loss account as incurred.

Defined benefit pension scheme

Additionally, within Schlegel Building Products, defined benefit pension arrangements exist. Scheme assets are measured at fair values. Scheme liabilities are measured on an actuarial basis using the projected unit method and are discounted at appropriate high quality corporate bond rates. The net surplus or deficit, adjusted for deferred tax, is presented separately from other net assets on the balance sheet. A net surplus is recognised only to the extent that it is recoverable by the group.

The current service cost and costs from settlements and curtailments are charged against operating profit. Past service costs are spread over the period until the benefit increases vest. Interest on the scheme liabilities and the expected return on scheme assets are included net in other finance costs. Actuarial gains and losses are reported in the statement of total recognised gains and losses.

1.11 Deferred taxation

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less or to receive more tax, with the following exceptions:

Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, or gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

1.12 Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account. Forward foreign currency contracts are recognised at the exchange rate prevailing at the time of securing the contract.

The results of overseas companies are translated into sterling at the average rates during the period and the balance sheets at the rate ruling at the balance sheet date. Exchange differences on borrowings used to finance the group's investment in overseas operations are reported in the statement of gains and losses.

1.13 Financial instruments

Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into.

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Trade payables are stated at their nominal amount.

1.14 Share-based payments

All share-based payment arrangements are recognised in the financial statements. The group operates an equity-settled share-based payment plan for remuneration of its employees. All employee services received in exchange for the grant of any share-based payment are measured at their fair values. All share-based payments are ultimately recognised as an expense in profit or loss with a corresponding credit to the profit and loss reserve, net of deferred tax where applicable.

2. Reconciliation between IFRS and UK GAAP

The restatements required by the changes in the basis of preparation from IFRS to UK GAAP, as set out in note 1 above, are as follows:

(a) Profit after taxation

	Year ended 31 December 2005 £'000
Profit for the financial year, as previously stated under IFRS	2,151
Amortisation of goodwill	(741)
As reported under UK GAAP	1,410

(b) Net assets

	At 1 January 2006 £'000	At 1 January 2005 £'000
Opening net assets, as previously stated under IFRS	**15,878**	14,668
Amortisation of goodwill	**(1,481)**	(740)
As reported under UK GAAP	**14,397**	13,928

3. Turnover and operating profit

	2006 £'000	2005 £'000
Sales	**62,835**	7,479
Other operating income	**105**	—
Cost of sales	**(22,434)**	(2,213)
Gross profit	**40,506**	5,266
Administrative expenses	**(28,960)**	(2,921)
Operating profit	**11,546**	2,345
Add back: goodwill amortisation	**–**	741
Operating profit before goodwill amortisation	**11,546**	3,086

Turnover by destination

United Kingdom	**8,616**	990
Other European countries	**22,376**	3,839
Americas	**24,465**	1,291
Rest of the World	**7,378**	1,359
Total	**62,835**	7,479

Operating profit is stated after charging

Depreciation of tangible assets - owned assets	**1,623**	57
Depreciation of leased assets	**46**	1
Amortisation of goodwill	**–**	741
Operating lease rentals - land and buildings	**946**	86
Fees payable to the company's auditors for the audit of the group accounts	**66**	26
Fees payable to the company's auditors or their associates for other services		
- audit of the company's subsidiaries	**121**	10
- tax, general advice and corporate finance services	**187**	14
Foreign exchange(profit)/loss	**(56)**	(39)

Notes to the Group accounts

3. Turnover and operating profit continued

Segmental analysis

	Acquisitions Schlegel (9 months) £'000	Continuing Lupus Group (12 months) £'000	Total £'000
Revenue	53,626	9,314	62,940
Cost of sales	(19,602)	(2,832)	(22,434)
Gross profit	34,024	6,482	40,506
Administrative expenses	(25,923)	(3,037)	(28,960)
Operating profit	8,101	3,445	11,546
Net assets	48,844	21,132	69,976

4. Employees

Number of employees

The average monthly number of employees (including directors) of the Group during the financial year was:

	2006 Number	2005 Number
Administration	**81**	15
Sales	**70**	—
Operations	**537**	18
	688	33

Employment costs

Employment costs of these employees during the year were as follows:

	2006 £'000	2005 £'000
Wages, salaries and invoiced fees	**14,878**	1,565
Social Security costs	**1,809**	192
Other pension costs	**395**	85
	17,082	1,842

The Group made no contributions towards the personal pension arrangements of directors or employees in the year ended 31 December 2006. Contributions to pension schemes for employees of Group subsidiaries are further described in note 22.

Remuneration

The remuneration payable in respect of the year ended 31 December 2006 was as follows:

	Salary/Fees £	Bonus £	Benefits £	Total 2006 £	Total 2005 £
Greg Hutchings	216,666	150,000	1,865	**368,531**	150,837
Denis Mulhall	155,000	90,000	1,987	**246,987**	75,523
Frederic Hoad	18,750	—	—	**18,750**	18,000
Roland Tate	18,750	—	—	**18,750**	18,000
Michael Jackson	3,263	—	—	**3,263**	—
Konrad Legg	—	—	—	**—**	917
Total	412,429	240,000	3,852	**656,281**	263,277

The fees of Mr Hoad were payable to Hoad & Co (Consultants) Limited, those of Mr Tate were paid to RMT up to 21 January 2005 and thereafter to Tiger Corporate Finance Limited and those of Mr Jackson to Michael Jackson Associates.

5. Interest receivable and similar income

	2006 £'000	2005 £'000
Bank interest receivable	**501**	316

6. Interest payable and similar charges

	2006 £'000	2005 £'000
On bank loans and overdrafts	**1,862**	78
On finance leases	**172**	148
	2,034	226

7. Taxation

a). Analysis of the tax charge in the year:

	2006 £'000	2005 £'000
Taxation based on the result for the year:		
UK Corporation tax on profits for the year	**1,061**	1,006
Adjustment in respect of prior year	**(1)**	—
Overseas tax	**1,522**	—
Total current tax	**2,582**	1,006
Deferred tax	**974**	—
Other items	**49**	19
Total for the period	**3,605**	1,025

b). Factors affecting the tax charge in the year:
The tax assessed for the year differs from the standard rate of tax in the UK (30%). The differences are explained below:

	2006 £'000	2005 £'000
Profit/(loss) on ordinary activities before taxation	**10,013**	2,435
Rate of corporation tax in the UK of 30% (2003: 30%)	**3,004**	731
Effects of:		
Expenses not deductible for tax purposes	**6**	
Prior year adjustment	**(1)**	
Overseas tax rates	**117**	
Timing difference on goodwill eligible for tax relief	**(519)**	
Goodwill amortisation	**–**	210
Other items	**–**	53
Capital allowances in advance of depreciation	**(25)**	12
Current tax for the year	**2,582**	1,006

c). Factors that may affect future tax charges:

A deferred tax asset has been recognised as follows:

	2006 £'000	2005 £'000
Opening balance	**(19)**	—
Acquisition	**(384)**	—
Fair value adjustments	**7,693**	—
Charge to profit and loss account	**(974)**	(19)
Charge to recognised gains and losses	**(219)**	—
Transfer to current	**(30)**	—
Balance at 31 December 2006	**6,067**	(19)

Notes to the Group accounts

7. Taxation continued

The deferred tax asset at 31 December 2006 is made up as follows:

	Deferred Asset £'000	Deferred Asset - pension £'000	Deferred Liability £'000	Total £'000
Opening balance	—	—	(19)	(19)
Acquisition	164	—	(548)	(384)
Fair value adjustments	5,645	2,048	—	7,693
Charge to profit and loss account	(483)	(522)	31	(974)
Charge to recognised gains and losses	(20)	(216)	17	(219)
Transfer to current	(31)	—	1	(30)
	5,275	1,310	(518)	6,067

The deferred tax balance and movements in 2005 were entirely on the liability account.

The amounts of deferred tax not recognised are as follows:

	2006 £'000	2005 £'000
Tax losses	**1,558**	1,558
Capital losses	**2,028**	2,028
	3,586	3,586

There are estimated tax losses of £11,954,000 (2005: £11,954,000) within the Group, comprising capital losses of £6,760,000 and other tax losses of £5,194,000. As the future use of these losses is uncertain, in accordance with the Group's accounting policy no deferred tax asset has been recognised in respect of them.

8. Profit attributable to the members of the parent company

As permitted by section 230 of the Companies Act 1985, the parent company's profit and loss account has not been included in these accounts. The profit dealt with in the accounts of the parent company was £71,000 (2005: £839,000).

9. Dividends

	2006 £'000	2005 £'000
Dividends reflected in the financial statements:		
Final dividend for the year 2005 at 0.278p per share (2004 0.264p)	**661**	627
Interim dividends at 0.114p per share and 0.049p per share (2005: 0.132p)	**573**	314
	1,234	941
Dividend not reflected in the financial statements		
Proposed final dividend for the year 2006 at 0.334p per share (2005 0.278p)	**2,059**	661

10. Earnings per share

The calculation of basic earnings per share is based on the profit after taxation for the financial year and on the weighted average number of shares in issue during the year of 519,845,797 ordinary shares of 0.5p (2005: weighted average 237,696,286).

11. Intangible fixed assets

Intangible fixed assets comprise goodwill arising on consolidation of Gall Thomson Environmental and the Schlegel companies.

	Goodwill arising on consolidation £'000
Cost:	
At 1 January 2006	**14,393**
Acquisition of Schlegel (see note 12)	**62,892**
At 31 December 2006	**77,285**
Amortisation	
At 1 January 2006 – as previously stated	**2,972**
Restatement (see note 2)	**1,481**
As restated	**4,453**
Charge for the year	**—**
At 31 December 2006	**4,453**
Net book value:	
At 31 December 2006	**72,832**
At 1 January 2006	**9,940**

The directors have assessed the expected useful life of goodwill arising on the acquisition of the Schlegel business and re-assessed the useful life of goodwill arising from the prior period acquisition of Gall Thomson. In both instances they consider the goodwill has an indefinite useful life and should not be amortised. They have performed impairment reviews to affirm this - the Schlegel business being an enterprise that has existed for many years using in house proven technologies and manufacturing methods to service customers and Gall Thomson pre-eminent in its field of expertise.

This is a departure from the Companies Act 1985, paragraph 21 of Schedule 4, for the overriding purpose of giving a true and fair view of the Group's results for the reasons outlined above.

Notes to the Group accounts

12. Acquisition of subsidiary

The acquisition of the business of the Schlegel Building Products division was completed on 4 April 2006. The acquisition was funded by the raising of £53 million by way of a placing and open offer of 378,571,429 ordinary shares in Lupus at an issue price of 14p per share and by a new debt facility comprising a term loan of £35,000,000, and a multicurrency revolving loan facility of £10,000,000. In order to process the acquisition, a new subsidiary of the Company, Schlegel Acquisition Holdings Limited (SAH), was formed and the relevant business was brought together within SAH.

Based on its trading during the nine months ended on 31 December 2006, SAH contributed a consolidated net profit of £3,894,000 to the consolidated net profit of the year.

The acquisition of SAH had the following effect on the Group's assets and liabilities:

	Book value £000	Fair value adjustments £000	Provisional Fair Values £000
Net liabilities acquired:			
Fixed assets	14,466	(138)	14,328
Stocks	10,501	(1,065)	9,436
Debtors	14,518	(64)	14,454
Deferred tax asset	—	7,857	7,857
Cash at bank	786	0	786
Creditors due within one year	(51,216)	(2,047)	(53,263)
Creditors after one year	(578)	0	(578)
Provisions	0	(2,029)	(2,029)
Deferred tax	(506)	(42)	(548)
Pensions	(5,141)	0	(5,141)
	(17,170)	2,472	(14,698)
Net cash paid:			
Cash			44,662
Acquisition costs			3,532
Less cash acquired			(786)
Net cash			47,408
Goodwill on acquisition			
Net liabilities acquired			14,698
Cash purchase			44,662
Acquisition costs			3,532
			62,892

In the last full financial year ended 31 December 2005, the Schlegel business had sales of £69,293,000 and a pre-tax profit of £3,801,000.

Fair values have been assessed on a provisional basis pending finalisation of the rationalisation of group accounting procedures, which cover a number of different reporting regimes throughout the world.

The adjustment against stock recognises a number of obsolete and slow moving items against which the directors considered there was inadequate provision. Creditors have been increased to account for estimates for omitted liabilities and for commitments made by the vendor company which had not been provided for at acquisition. Provisions have been made for re-structuring plans that existed at acquisition and for lease obligations that are onerous to the group. Deferred tax has been provided on all of the above, as applicable, and on purchased goodwill where a tax benefit will be obtained against future taxable profits.

13. Tangible fixed assets

Group

	Freehold land and buildings £'000	Plant and machinery £'000	Motor vehicles £'000	Total £'000
Cost				
At 1 January 2006	292	477	11	780
Acquisition of subsidiary	1,792	12,536	—	14,328
Additions	170	879	15	1,064
Disposals	—	(113)	(8)	(121)
Exchange movements	(80)	(898)	—	(978)
At 31 December 2006	**2,174**	**12,881**	**18**	**15,073**
Depreciation				
At 1 January 2006	45	284	8	337
Charge for the year	84	1,581	4	1,669
Disposals	—	(12)	(7)	(19)
Exchange movements	(2)	(35)	—	(37)
At 31 December 2006	**127**	**1,818**	**5**	**1,950**
Net book value				
At 31 December 2006	2,047	11,063	13	13,123
At 1 January 2006	247	193	3	443

Included within plant and machinery are assets held under finance leases with a net book value of £688,000 (2005: £nil). Depreciation charged on those assets during the year was £45,000 (2005: £nil).

14. Fixed asset investments

	Company Investments in subsidiaries £'000
Cost	
At 1 January 2006	25,711
Additions	49,000
	74,711
Provisions	
At 1 January 2006 and 31 December 2006	611
Net book value	
At 31 December 2006	74,100
At 1 January 2006	25,100

In the opinion of the directors, the aggregate value of the Company's investments in subsidiary undertakings is not less than the amount included in the balance sheet.

Notes to the Group accounts

14. Fixed asset investments continued

Investments in subsidiaries

Details of the principal subsidiaries of the Group are as follows. Except where otherwise indicated, they are wholly owned, incorporated and operate in England:

		Nature of business
Gall Thomson Environmental Limited		Oil services
KLAW Products Limited*		Industrial couplings
Octroi Group Limited		Investment company
Lupus Capital Management Limited		Management services
Schlegel Acquisition Holdings Limited		Holding company
Schlegel UK (2006) Limited*		Building products
Schlegel Systems Inc*	USA	Building products
Schlegel Pty Limited*	Australia	Building products
Schlegel GmbH*	Germany	Building products
Schlegel BVBA*	Belgium	Building products
Schlegel SRL*	Italy	Building products
Schlegel Taliana SL*	Spain	Building products

*held by a subsidiary

15. Stocks and work-in-progress

Group

	2006 £'000	2005 £'000
Raw materials and consumables	**3,019**	194
Work-in-progress	**1,023**	125
Finished goods	**3,354**	12
	7,396	331

16. Debtors

	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
Trade debtors	**12,277**	2,812	**–**	—
Amounts due from subsidiary undertakings	**–**	—	**1,601**	5
Other debtors	**1,051**	91	**–**	—
Prepayments and accrued income	**1,882**	62	**–**	—
	15,210	2,965	**1,601**	5

The deferred tax asset of £6,067,000 arises on the acquisition of Schlegel and is anticipated to be recovered after more than one year (see note 7).

17. Creditors: amounts falling due within one year

	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
Trade creditors	**7,016**	307	**–**	—
Bank loan	**4,938**	—	**–**	—
Finance lease obligations	**156**	1	**–**	—
Amounts owed to group undertakings	**–**	—	**3,991**	3,705
Corporation tax	**1,453**	718	**44**	13
Other taxes and social security costs	**272**	102	**–**	—
Accruals and deferred income	**6,402**	787	**–**	—
	20,237	1,915	**4,035**	3,718

18. Creditors: amounts falling due after more than one year

	Group 2006 £'000	Group 2005 £'000	Company 2006 £'000	Company 2005 £'000
Bank loan	**27,296**	—	**—**	—
Finance lease obligations	**334**	2	**—**	—
Deferred taxation	**—**	19	**—**	—
Other creditors	**1,365**	—	**—**	—
Loan notes owed to group undertakings	**—**	—	**7,876**	7,876
	28,995	21	**7,876**	7,876

19. Borrowings

The Group took out loans totalling £35,000,000 from Bank of Scotland and HSBC in connection with the acquisition of Schlegel, of which £30,000,000 was a long term loan and £5,000,000 short term. A repayment of £2,500,000 has been made.

A further revolving credit facility of £10,000,000 was made available by the banks, but no drawings have been made under this facility at the balance sheet date.

	Group £'000	Company £'000
Amounts falling due:		
Within one year	5,000	—
Between one and two years	5,000	—
Between two and five years	22,500	—
	32,500	—
Less: issue costs	(266)	—
	32,234	—
Less: amounts falling due within one year	(4,938)	—
	27,296	—

Bank loans and other borrowings are secured on the assets of the Schlegel Acquisition Holdings Group. The principal companies within the group have also provided cross-guarantees to the Group's bankers in support of all bank loans and borrowings.

Borrowing facilities

In addition to the above, the Group had un-drawn committed multicurrency loan facilities at 31 December 2006 in respect of which all conditions precedent had been met of £8 505k.

All facilities expire in more than two years but not more than five years.

Financial liabilities repayment detail

The financial liabilities of the Group are repayable as follows:

	Bank Loans and overdrafts £'000	Finance leases £'000	Total £'000
Amounts falling due:			
Within one year	4,938	156	5,094
Between one and two years	4,938	155	5,093
Between two and five years	22,358	179	22,537
	32,234	490	32,724

Notes to the Group accounts

20. Financial instruments: risk profile

The Group's principal financial instruments during the year comprised bank loans, finance leases and cash and short-term deposits. The Group has various other financial instruments such as trade debtors and trade creditors that arise directly from its operations. No trading in financial instruments is undertaken.

The Board reviews and agrees policies for managing each financial instrument risk and they are summarised below. The disclosures in this note exclude information relating to short-term debtors and creditors, except relating to credit risk and foreign currency risk.

Credit risk

The group's credit risk is primarily attributable to its trade debtors. The amounts presented in the balance sheet are net of allowances for doubtful debtors, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds is limited because the counterparties are reputable international banks.

Liquidity risk

During the year ended 31 December 2006 the Group operated within its borrowing facilities. The Board continues to keep the liquidity position under review.

Interest rate risk profile of financial liabilities

The details of the Group's liabilities are set out in Note 18. The interest rate profile of the Group's financial liabilities as at the 31 December 2006 was as follows:

	Floating rate liabilities £'000	Fixed rate liabilities £'000	Total £'000
Sterling	32,234	2	32,236
US dollar	44	—	44
Euro	22	488	510
	32,300	490	32,790

The interest rate on the floating rate bank loans is linked to LIBOR. The Company has taken out an interest rate swap agreement. This agreement is effective from 4 October 2006 and covers the period through to 4 October 2008, the economic effect of this swap agreement was to fix the interest rate for the borrowings covered.

	Floating rate Borrowings £'000	Covered by interest rate swaps £'000	Swap fixed rate %
Sterling	32,234	32,234	6.23

The weighted average interest rate on the fixed financial liabilities is 2.9% and weighted average interest period is 3 years.

Interest rate risk of financial assets

The Board periodically reviews any exposure the Group may have to interest rate fluctuations. The weighted average interest rate received on deposited funds was 4.5% during the period

Foreign currency risk

At 31 December 2006 the following balances were held by subsidiaries in currencies other than their local currency:

	2006 £'000	2005 £'000
Debtors – US dollars	**–**	436
Debtors – euros (sold forward)	**437**	—
Cash – US dollars	**–**	45
Cash – euros	**60**	—
Creditors – US dollars	**–**	(30)
Creditors – euros	**9**	—

The Group keeps under review the extent of its exposure to currency fluctuations and takes such measures as may be appropriate to minimise the risk involved.

Fair values

The directors consider there to be no material difference between the book value and fair value of the Group's financial instruments in either financial year.

21. Provisions for liabilities and charges

	Restructuring £'000	Total £'000
Re-structuring, on acquisition of Schlegel	1,868	1,868

Deferred taxation is disclosed in note 7. The re-structuring provision is in respect of an arrangement committed to by the vendor group prior to acquisition.

22. Pensions

22.1 Defined contribution pension schemes

The Group operates a number of defined contribution pension schemes, the assets of which are held externally to the Group in separate trustee administered funds. The costs of the Group's defined contribution pension schemes are charged to the profit and loss account in the period in which they fall due.

22.2 Defined benefit pension and post retirement benefit schemes

Schlegel operates a defined benefit pension scheme and post-retirement healthcare scheme in the USA. An actuarial valuation was performed on the 31 December 2006, and full actuarial valuations of the schemes are carried out every year by qualified independent actuaries. For the purposes of these annual updates, scheme assets are included at fair value and scheme liabilities are measured on an actuarial basis using the projected unit method; these liabilities are discounted at the current rate of return on a high quality corporate bond of equivalent currency and term. The post-retirement benefit surplus or deficit is included on the Group's balance sheet, net of the related amount of deferred tax. Surpluses are only included to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes.

The current service cost and any past service costs are included in the profit and loss account within operating expenses and the expected return on the schemes' assets, net of the impact of the unwinding of the discount on scheme liabilities, is included within other finance income. Actuarial gains and losses, including differences between the expected and actual return on scheme assets, are recognised, net of the related deferred tax, in the statement of total recognised gains and losses.

The pension scheme is closed to new entrants; as a result the service cost to the company will increase in future years. The expected level contributions to the benefit pension scheme and post-retirement healthcare scheme in the year to the 31 December 2007 is £947k.

The major assumptions used by the actuary were;

	31 December 2006	On acquisition
Rate of increase in salaries	n/a	n/a
Rate of increase in pensions in payment	0.0%	0.0%
Expected rates of return:		
Equities	9.2%	9.2%
Bonds	5.1%	5.1%
Other	3.1%	3.1%
Inflation rate	3.0%	3.0%
Discount Rate	6.0%	5.75%
Health care cost trend #	9.5%-5%	9.5%-5%

The level of healthcare contributions are capped and adopting a higher trend rate does not materially affect the liability

The fair value of the schemes' assets, the present value of the schemes' liabilities and the net pension liabilities were as follows:

	31 December 2006 %	31 December 2006 £'000	On acquisition %	On acquisition £'000
Equities	9.2	5,148	9.2	4,994
Bonds	5.3	2,022	5.1	1,777
Other	3.1	107	3.1	125
Total market value of scheme assets		7,277		6,896
Present value of scheme liabilities		(10,552)		(12,015)
(Deficit) in the scheme		(3,275)		(5,119)
Deferred tax asset		1,310		2,048
Net pension liability		(1,965)		(3,071)

Notes to the Group accounts

22. Pensions continued

22.2 Defined benefit pension and post retirement benefit schemes continued

The components of the defined benefit cost were as follows

	£'000
Operating profit	
Current service cost	167
Past service costs	(241)
Total operating charge	(74)
Other finance (charge)/income	
Expected return on plan assets	392
Interest on plan liabilities	(470)
Net return	(78)
Statement of total recognised gains and losses	
Actual return less expected return on plan assets	3
Experience gains and losses on the scheme liabilities	65
Exchange rate gain	539
Change in assumptions underlying the present value of the scheme liabilities	15
Actuarial gain	622

The movement in the recognised (deficit) in the schemes during the year was as follows

	£'000
On incorporation	—
On acquisition	(5,119)
Current service cost	(167)
Past service cost	241
Contributions	1,226
Other finance charge	(78)
Actuarial gain	622
Deficit in scheme at 31 December 2006	(3,275)

An amount of £15,000 was outstanding at 31 December 2006 in respect of payments to defined contribution pension schemes.

An analysis of the amounts recognised within the consolidated statement of total recognised gains and losses is as follows:

Difference between the expected and actual return of scheme assets: Amount (£'000)	3
Percentage of scheme assets	0.0%
Experience gains and losses on the scheme liabilities: Amount (£'000)	65
Percentage of present value of the scheme assets liabilities	0.6%
Total amount recognised in statement of total recognised gains and losses: Amount (£'000)	622
Percentage of present value of the scheme assets liabilities	5.9%

23. Share capital

	Company 2006 £'000	Company 2005 £'000
Authorised:		
825,000,000 (2005: 500,000,000) Ordinary shares of 0.5 pence each	**4,125**	2,500
Allotted, called up and fully paid:		
616,559,778 (2005: 237,696,286) Ordinary shares of 0.5 pence each	**3,083**	1,188

Issue of shares in connection with the acquisition of Schlegel

The acquisition of the Schlegel building products division was completed on 4 April 2006. The acquisition was funded by the raising of £53 million by way of a placing and open offer of 378,571,429 ordinary shares in Lupus at an issue price of 14p per share and by a new debt facility comprising a term loan of £35,000,000 and a multicurrency revolving loan facility of £10,000,000. Of the new ordinary shares issued, 299,339,334 shares were placed with institutional and certain other investors under the placing and 79,232,095 shares were issued to existing shareholders under the terms of the open offer on the basis of one share for every three held as at 1 March 2006.

Issue of shares to directors in payment of fees

On 17 November 2006, 158,730 shares were issued to Mr Jackson in payment of his director's fees (£25,000) for the year commencing 17 November 2006 and 133,333 shares were issued to Mr Tate, in payment of his director's fees (£21,000) for the year commencing 1 November 2006.

Employee share ownership trust

47,539,257 ordinary shares are held by the trustees of the Lupus Employee Share Ownership Trust ("the Iesot") under the employee incentive arrangements described in the circular dated 21 January 2004 and approved by shareholders on 16 February 2004. The Iesot subscribed for the shares in cash at a price of 17.25p per share using funds contributed to the Iesot by the Company.

The Company requested the trustees of the Iesot to hold the shares for the benefit of the family of Greg Hutchings, executive chairman of the Company. On 31 December 2005 that request became unconditional, since Mr Hutchings was still employed by the Company at that date.

The Iesot subscribed for, and was allotted, a further 15,846,419 ordinary shares in the placing and open offer in connection with the acquisition of Schlegel.

Contingent rights to the allotment of shares

At 31 December 2006 there were 714,285 contingent rights to the allotment of shares, in respect of options granted to Mr Hutchings under the EMI scheme. The shares held by the Iesot are available to satisfy these contingent rights.

24. Movements on share capital and reserves

Group

	Share capital £'000	Merger reserve £'000	Share Premium Account £'000	Profit and loss Account £'000
At 1 January 2006 – as previously stated	1,188	10,389	—	4,301
Restatement – see note 2	—	—	—	(1,481)
	1,188	10,389	—	2,820
Shares issued net of costs	1,895	—	45	49,713
Profit for the year	—	—	—	6,408
Exchange difference/Acturial gain	—	—	—	(1,248)
Dividends paid	—	—	—	(1,234)
At 31 December 2006	**3,083**	**10,389**	**45**	**56,459**

The shares issued in connection with the acquisition of Schlegel, as described in note 20 above, were issued in consideration for shares in Lupus Capital (Jersey) Limited and the premium thereon taken to profit and loss account following the redemption of shares in Lupus Capital (Jersey) Limited.

Included within the profit and loss account is £96,000, which represents an amount transferred to a Special Reserve within the accounts of a subsidiary company under the terms of a Court Order on a reduction in share capital of that company.

Notes to the Group accounts

24. Movements on share capital and reserves continued

Company

	Share capital £'000	Merger reserve £'000	Share premium £'000	Profit and loss account £'000
At 1 January 2006	1,188	8,920	—	8,462
Shares issued net of costs	1,895	—	45	49,713
Profit for the year	—	—	—	71
Dividends	—	—	—	(1,234)
At 31 December 2006	**3,083**	**8,920**	**45**	**57,012**

25. Analysis of net cash/(debt)

	1 January 2006 £'000	Acquisition £'000	Exchange movement £'000	Cash flow £'000	Other non cash movements £'000	31 December £'000
Cash balances	2,654	—	(147)	7,231	—	9,738
Debt acquired	—	(40,281)	—	40,281	—	—
Cash acquired	—	786	—	(786)	—	—
Short term debt	—	—	—	(4,891)	(47)	(4,938)
Finance leases – short term	—	(160)	—	4	—	(156)
Long term debt	—	—	—	(27,296)	—	(27,296)
Finance leases - long term	(3)	(465)	22	112	—	(334)
Net cash/(debt)	2,651	(40,120)	(125)	14,655	(47)	(22,986)

26. Contingent liabilities

Group

	2006 £'000	2005 £'000
Financial guarantees	**1,656**	—
Performance bonds	**9**	9
Legal claims	**578**	—
Contracts for future expenditure	**17**	—
	2,260	9

The Group has financial guarantees amounting to £1,656,000. These guarantees relate to letters of credit provided by the bank in respect of workman's compensation claims on which no losses are anticipated.

The Group is the subject of pending legal proceedings related to employee grievances arising on the separation of the EVI business from Schlegel, prior to the acquisition of the Schlegel business by Lupus. The Group does not believe that the outcome of theses proceedings will have a material adverse effect upon the Group's consolidated financial position, results of operations or cash flow.

27. Financial commitments

At 31 December 2006 the Group had annual commitments as follows:

Finance leases and hire purchase agreements:

	2006 £'000
Expiry date:	
Within one year	**156**
Between one and five years	**334**
	490

Non-cancellable operating leases:

	Land and buildings 2006 £'000	Land and buildings 2005 £'000	Other 2006 £'000	Other 2005 £'000
Expiry date:				
Within one year	35	57	79	—
Between one and five years	102	—	158	—
Over five years	959	—	—	—

Form of proxy

Lupus Capital plc

I/We ____

(BLOCK CAPITALS PLEASE)

of ____

being (a) member(s) of Lupus Capital plc appoint the chairman of the meeting or

(see note 1) of ____

as my/our proxy to attend and vote for me/us and on my/our behalf at the annual general meeting of the Company to be held at the offices of Slaughter & May, One Bunhill Row, London, EC1Y 8YY on 16 May 2007 at 14.30 and at any adjournment thereof.

Please indicate with an X in the spaces provided how you wish your votes to be cast on the resolutions specified.

Resolution		For	Against	Abstain
1.	To receive and adopt the accounts for the year ended 31 December 2006 together with the reports of the directors and auditors thereon			
2.	To declare a final dividend			
3.	To re-appoint Mr Hutchings as a director who retires by rotation and offers himself for re-election			
4.	To re-appoint Mr Mullhall as a director who retires by rotation and offers himself for re-election			
5.	To re-appoint Mr Jackson as a director who retires and offers himself for re-election, having been appointed by the board since the last general meeting			
6.	To re-appoint Grant Thornton LLP as auditors to the Company and to authorise the directors to set their remuneration			

Subject to any voting instructions so given the proxy will vote, or may abstain from voting, on any resolution as he may think fit.

Signature ....Dated this.................... day of 2007

NOTES

1. If you so desire you may delete the words 'chairman of the meeting' and insert the name of your own choice of proxy who need not be a member of the Company. Please initial such alteration.
2. The proxy form must be lodged at the Proxy Processing Centre, Telford Road, Bicester, OX26 4LD or by hand to the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not less than 48 hours before the time fixed for the meeting. In default the proxy cannot be treated as valid.
3. A corporation must execute the proxy under its common seal or under the hand of an officer or attorney duly authorised.
4. If this proxy form is executed under a power of attorney or other authority, such power of attorney or other authority or a notarially certified copy thereof must be lodged with the Registrars with the proxy form.
5. In the case of joint holders the vote of the senior shall be accepted to the exclusion of the other joint holders, seniority being determined by the order in which the names stand in the register in respect of the joint holding.
6. Shareholders wishing to appoint a proxy using CREST should refer to the notes of the Notice of Annual General Meeting.

Second fold

BUSINESS REPLY SERVICE
Licence No. RRHB-RSXJ-GKCY

1

The Proxy Processing Centre
Telford Road
Bicester
OX26 4LD

First fold

Third fold
and tuck in flap opposite

Notice of meeting

Notice is hereby given that the Annual General Meeting of Lupus Capital plc will be held at the offices of Slaughter & May, One Bunhill Row, London EC1Y 8YY on 16 May 2007 at 14.30, for the following purposes:

Ordinary business

To consider and, if thought fit, approve the following ordinary resolutions

1. To receive and adopt the accounts for the year ended 31 December 2006 together with the reports of the directors and auditors thereon.
2. To declare a final dividend.
3. To reappoint Mr Hutchings as a director who retires by rotation and offers himself for re-election.
4. To reappoint Mr Mulhall as a director who retires by rotation and offers himself for re-election.
5. To reappoint Mr Jackson as a director who retires and offers himself for re-election, having been appointed by the Board since the last general meeting.
6. To reappoint Grant Thornton UK LLP as auditors of the Company and to authorise the directors to set their remuneration

By order of the Board

Cavendish Administration Limited
Company Secretary

18 March 2007

Registered Office:
Crusader House
145-157 St John Street
London, EC1V 4RU

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. To be valid, forms of proxy and any power of attorney or other authority under which it is signed must be lodged at the Proxy Processing Centre, Telford Road, Bicester, OX26 4LD or by hand to the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU; not less than 48 hours before the time fixed for the meeting. A form of proxy is enclosed with this notice for use.
3. Completion and return of a proxy form does not preclude a member from attending and voting at the meeting.
4. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the time by which a person must be entered on the register of members in order to have the right to attend and vote at the Annual General Meeting is 14.30 on 14 May 2007 being 48 hours prior to the time fixed for the meeting or, if the meeting is adjourned, such time being not more than 48 hours prior to the time fixed for the adjourned meeting. Changes to entries on the register of members after that time will be disregarded in determining the right of any person to attend or vote at the meeting.
5. The register of directors' interests in the share capital of the Company is available for inspection at the Company's registered office during normal business hours from the date of this notice until the date of the Annual General Meeting and will be available for inspection at the place of the Annual General Meeting for at least 15 minutes prior to and during the meeting.
6. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic appointment service may do so for the extraordinary general meeting to be held on 16 May 2007 and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST-sponsored members and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Company's Registrars, Capita Registrars (under CREST participant ID RA10) by the latest time(s) for receipt of proxy appointments specified in the Notice of Annual General Meeting and in Note 2 of this form of proxy. For this purpose, the time of receipt shall be taken as the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company's agent (Capita Registrars) is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s) to procure his/her CREST sponsor or voting service provider(s) take(s)) such action as is necessary to ensure that a message is transmitted by means of the CREST system by a particular time. In this connection, CREST members and, where applicable, CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) of the Uncertificated Securities Regulations 2001.

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Lupus Capital plc
85 Buckingham Gate
London, SW1E 6PD

Phone: 020 7976 8000
Fax: 020 7976 8014
www.lupuscapital.co.uk

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